                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            Z-Tel Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   988 792 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Mutual Trust Management (Jersey) Limited
                                  P.O. Box 274
                           Thirty Six Hilgrove Street
                           St. Helier, Jersey JE4 8TR
                              Attn: Denis Therezien
                              (011) 44-1534-726573
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   The Mayer Trust
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      -0-
  NUMBER OF        -------------------------------------------------------------
   SHARES          8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,828,087(1)
    EACH           -------------------------------------------------------------
  REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON
    WITH              -0-
                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Mutual Risk Management Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    -0-
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          3,828,087(1)
    EACH         ---------------------------------------------------------------
  REPORTING      9  SOLE DISPOSITIVE POWER
   PERSON
    WITH            -0-
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO, HC
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   MRM Services Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        -0-
   NUMBER OF         -----------------------------------------------------------
    SHARES           8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             3,828,087(1)
     EACH            -----------------------------------------------------------
   REPORTING         9  SOLE DISPOSITIVE POWER
    PERSON
     WITH               -0-
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER

                        3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO, HC
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   MTM Group Ltd.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      -0-
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           3,828,087(1)
     EACH          -------------------------------------------------------------
   REPORTING       9  SOLE DISPOSITIVE POWER
    PERSON
     WITH             -0-
                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO, HC
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   Mutual Trust Management (Jersey) Limited (formerly named Hemisphere Trust (Jersey) Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,828,087(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   MTM Trustees Limited (formerly named Hemisphere Trustees Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,828,087(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   MTM Nominees Limited (formerly named Hemisphere Nominees Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    -0-
   NUMBER OF     ---------------------------------------------------------------
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         3,828,087(1)
     EACH        ---------------------------------------------------------------
   REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH           -0-
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   MTM Investments Limited (formerly named Hemisphere Investments Limited)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO, PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Jersey, Channel Islands, United Kingdom
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,828,087(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

CUSIP NO.  988 792 108

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Fulmead Ventures Limited
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     -0-
   NUMBER OF      --------------------------------------------------------------
    SHARES        8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY          3,828,087(1)
     EACH         --------------------------------------------------------------
   REPORTING      9  SOLE DISPOSITIVE POWER
    PERSON
     WITH            -0-
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,828,087(1)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,828,087(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (SEE INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.5%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------

(1) Includes 347,625 shares issuable upon conversion of Series D Preferred, 173,320 shares issuable upon exercise of warrants issued along with the Series D Preferred shares and 787,193 shares issuable upon conversion of Series G Preferred, all of which are owned directly by Fulmead.

(2) Based on 35,268,253 shares outstanding on March 26, 2003, as reported in the Issuer's Form 10-K for the periods ending December 31, 2002, together with the 1,308,138 shares issuable to Fulmead upon exercise or conversion of preferred stock or warrants.

         This Amendment No. 2 (to "Amendment No. 2") to Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Z-Tel Technologies, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons to amend and supplement the Schedule 13D filed on February 8, 2000 (the "Original 13D"), and Amendment No. 1 filed on February 15, 2002 ("Amendment No. 1"), relating to the holdings of shares of Common Stock for which the Reporting Persons may be deemed to be the beneficial owners. Unless otherwise indicated, all capitalized terms shall have the same meaning ascribed thereto in the Original 13D or Amendment No. 1

ITEM 1. SECURITY AND ISSUER

         No change.

ITEM 2. IDENTITY AND BACKGROUND

         No change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by the addition of the following:

         On July 6, 2000, Fulmead purchased directly from the Issuer, for an aggregate sum of $3 million, 250,000 shares of Series D Preferred, par value $.01 per share, of the Issuer ("Series D Preferred") and warrants to purchase 125,000 shares of Common Stock at an exercise price of $13.80 per share (subject to adjustment described in the warrant). These shares of Series D Preferred were issued pursuant to the Certificate of Designations, Preferences and Relative Rights, Qualification Limitations and Restrictions of Series D Preferred (the "Series D Preferred Designations"), which sets forth a formula for determining the number of shares of Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The shares of Series D Preferred acquired have a liquidation preference of $12.00 per share. The initial conversion price was $12.00 per share, making the shares of Series D Preferred convertible into 250,000 shares of Common Stock. Based upon information set forth in Note 13 to the Notes to Financial Statements in the Issuer's Form 10-K for the period ending December 31, 2002 which was filed with the SEC on March 31, 2003 (the "2002 Form 10-K") or information subsequently provided by the Issuer, the conversion price for the Series D Preferred was $8.63 per share and the related warrants had an exercise price of $10.05 per share. Based on this revised information, the shares of Series D Preferred held by Fulmead as of December 31, 2002 were convertible into approximately 347,625 shares of Common Stock and the related warrants were exercisable into 173,320 shares.

         On July 2, 2001, the Issuer entered into a Stock and Warrant Purchase Agreement with Fulmead and other investors, pursuant to which Issuer had the right to require these investors to purchase shares of Series G Preferred Stock, par value $0.01 per share, of the Issuer (the "Series G Preferred"). As consideration for entering into this agreement, the Issuer issued to Fulmead on July 2, 2001 warrants to purchase an aggregate of 171,429 shares of Common Stock. On July 5, 2001, Fulmead purchased directly from the Issuer 4.571429 shares of Series G Preferred, par value $.01 per share. On August 3, 2001, Fulmead purchased directly from the Issuer an additional 5.428571 shares of Series G Preferred. The shares of Series G Preferred acquired have a liquidation preference of $100,000 per share. Pursuant to the Stock and Warrant Purchase Agreement and the Series D Preferred Designations, the Series G Preferred held by Fulmead were not convertible to Common Stock until after stockholder approval in October 30, 2001. The aggregate purchase price for the Series G Preferred was $1,000,000. As of December 31, 2002, based upon an aggregate liquidation preference of $1,000,000 together with accrued and unpaid dividends of approximately $173,419 as of December 31, 2002, and a conversion price of approximately $1.49, the shares of Series G Preferred are convertible into approximately 787,193 shares of Common Stock.

         The July 2, 2001 warrants related to the Series G Preferred issuance were exercised by Fulmead in May 2002 to purchase an aggregate of 171,429 shares of Common Stock at $.01 per share. All of such shares remained outstanding and held by Fulmead as of December 31, 2002.

         The source of funds used by Fulmead in making the foregoing purchases was the Trust.

         The terms of the Series D Preferred Designations and the Certificate of Designations, Preferences and Relative Rights, Qualification Limitations and Restrictions of Series G Preferred are incorporated herein by reference to the exhibits included or incorporated by reference in this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

         The exercise by Fulmead of warrants in May 2002 was done to commence a holding period in the underlying shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5.a. is supplemented as follows:

         As of December 31, 2002, the shares of Series D Preferred held by Fulmead were convertible into approximately 347,625 shares of Common Stock and the related warrants issued in July 2000 were exercisable into 173,320 shares.

         As of December 31, 2002, each of the Reporting Persons may be deemed to have shared beneficial ownership of an aggregate of 3,828,087 shares of Common Stock, or approximately 10.5% of the outstanding shares of Common Stock based on the shares outstanding on December 31, 2002 as reported on the Issuer's Form 10-K for the periods ending December 31, 2002. This ownership includes 2,519,949 shares of outstanding Common Stock owned of record by Fulmead, as well as shares of Common Stock issuable upon conversion of Series D Preferred and Series G Preferred and upon the exercise of the warrants owned of record by Fulmead as described in this Schedule 13D.

         The foregoing information is based on conversion prices and exercise prices reported by the Issuer in effect as of December 31, 2002 in the Issuer's 2002 Form 10-K for the fiscal year ended December 31, 2002 filed on March 31, 2003 or information subsequently provided by the Issuer.

         e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A - Joint Filing Agreement, dated as of May 28, 2003 among (i) MRM, (ii) MRM Services, (iii)
                              MTM Group, (iv) MTM Trust, (v) MTM Trustees, (vi) MTM Nominees, (vii) MTM Investments, (viii) Fulmead and (ix) the Trust.*

                  Exhibit B - Stock Purchase Agreement, dated as of July 6,
                              2000, by and between the Issuer and each of the investors listed on Schedule I thereto, including Fulmead. (Incorporated herein by reference to Exhibit 4.3 to Form 10-Q filed by the Issuer on August 14, 2000).

                  Exhibit C - Form of Warrant for the purchase of Common
                              Stock (Incorporated herein by reference to Exhibit
                              4.6 to Form 10-Q filed by the Issuer on August 14,
                              2000).

                  Exhibit D - Registration Rights Agreement dated as of July
                              2, 2001 (Incorporated herein by reference to Exhibit 4.5 to the Form 10-Q filed by the Issuer on August 14, 2000).

                  Exhibit E - Stock and Warrant Purchase Agreement, dated
                              July 2, 2001, by and among the Issuer and the Investors listed on Schedule I thereto, including Fulmead (Incorporated herein by reference to Exhibit 4.13 of the Form 10-Q filed by the Issuer on November 13, 2001).

                  Exhibit F - Common Stock Purchase Warrant, dated July 2,
                              2001 (Incorporated herein by reference to the Reporting Persons' Amendment No. 1 to Schedule 13D filed on February 15, 2002).

                  Exhibit G - Additional Investor Registration Rights
                              Agreement, dated July 2, 2001, by and between the Issuer and each of the Additional Investors named therein, including Fulmead (Incorporated by reference to Exhibit 4.17 of the Form 10-Q filed by the Issuer on November 13, 2001).


         * Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 28, 2003

                                       MUTUAL RISK MANAGEMENT LTD

                                       By: /s/ ANGUS AYLIFFE
                                          --------------------------------------
                                       Name:   Angus Ayliffe
                                       Title:  Secretary


                                       MRM SERVICES LTD.

                                       By: /s/ ANGUS AYLIFFE
                                          --------------------------------------
                                       Name:   Angus Ayliffe
                                       Title:  Secretary


                                       MTM GROUP LTD.

                                       By: /s/ COLIN M. ALEXANDER
                                          --------------------------------------
                                       Name:   Colin M. Alexander
                                       Title:  Director


                                       MUTUAL TRUST MANAGEMENT (JERSEY)
                                       LIMITED

                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       MTM TRUSTEES LIMITED

                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       MTM NOMINEES LIMITED

                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director

                                       MTM INVESTMENTS LIMITED

                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       FULMEAD VENTURES LIMITED

                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director


                                       THE MAYER TRUST

                                       BY: MTM TRUSTEES LIMITED, as Trustee

                                       By: /s/ DENIS J.P. THEREZIEN
                                          --------------------------------------
                                       Name:   Denis J.P. Therezien
                                       Title:  Director

                                 EXHIBIT INDEX

EXHIBIT
NUMBER               DESCRIPTION
------               -----------
Exhibit A          - Joint Filing Agreement, dated as of May 28, 2003 among
                     (i) MRM, (ii) MRM Services, (iii) MTM Group, (iv) MTM
                     Trust, (v) MTM Trustees, (vi) MTM Nominees, (vii) MTM
                     Investments, (viii) Fulmead and (ix) the Trust.*

Exhibit B          - Stock Purchase Agreement, dated as of July 6, 2000, by
                     and between the Issuer and each of the investors listed
                     on Schedule I thereto, including Fulmead. (Incorporated
                     herein by reference to Exhibit 4.3 to Form 10-Q filed by
                     the Issuer on August 14, 2000).

Exhibit C          - Form of Warrant for the purchase of Common Stock
                     (Incorporated herein by reference to Exhibit 4.6 to Form
                     10-Q filed by the Issuer on August 14, 2000).

Exhibit D          - Registration Rights Agreement dated as of July 2, 2001
                     (Incorporated herein by reference to Exhibit 4.5 to the
                     Form 10-Q filed by the Issuer on August 14, 2000).

Exhibit E          - Stock and Warrant Purchase Agreement, dated July 2,
                     2001, by and among the Issuer and the Investors listed
                     on Schedule I thereto, including Fulmead (Incorporated
                     herein by reference to Exhibit 4.13 of the Form 10-Q
                     filed by the Issuer on November 13, 2001).

Exhibit F          - Common Stock Purchase Warrant, dated July 2, 2001
                     (Incorporated herein by reference to the Reporting
                     Persons' Amendment No. 1 to Schedule 13D filed on
                     February 15, 2002).

Exhibit G          - Additional Investor Registration Rights Agreement, dated
                     July 2, 2001, by and between the Issuer and each of the
                     Additional Investors named therein, including Fulmead
                     (Incorporated by reference to Exhibit 4.17 of the Form
                     10-Q filed by the Issuer on November 13, 2001).


         * Filed herewith.